UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                          FORM 144

             NOTICE OF PROPOSED SALE OF SECURITIES

           PURSUANT TO RULE 144 UNDER THE SECURITIES      ---------------------
                        ACT OF 1933                          S.E.C. USE ONLY
            ATTENTION: TRANSMIT FOR FILING 3 COPIES       ---------------------
               OF THIS FORM CONCURRENTLY WITH             DOCUMENT SEQUENCE NO.
           EITHER PLACING AN ORDER WITH A BROKER TO
               EXECUTE SALE OR EXECUTING A SALE           ---------------------
                DIRECTLY WITH A MARKET MAKER.             CUSIP NUMBER

                                                          ---------------------
                                  WORK LOCATION

                                                          ---------------------

- ----------------------------------------------------------------------------------------------------------
 1(a) Name of Issuer                                         (b) I.R.S. Ident. No.    (c) S.E.C. File No.

     Bioshield Technologies                                                               333-57767
- --------------------------------------------------------------------------------------------------------------------------- -
 1(d) Address of Issuer                   Street           City           State           Zip Code             (e) Telephone No.
                                                                                                            ------------------------
                                                                                                             Area Code      Number
4405 International Blvd.  ste  B109                         Norcross       GA             30093               770       925 3432

- --------------------------------------------------------------------------------------------------------------------------- ---
 2(a) Name of Person For Whose Account   (b) Social Security   (c) Relationship   (d) Address    Street    City    State    Zip Code
      the Securities are to be Sold          No. or I.R.S.         to Issuer
                                             Ident. No.

Dhansukh Bhagat                              ###-##-####              None           973 Sheridan Rd.       Kenosha   WI     53140
- ------------------------------------------------------------------------------------------------------------------------ -----

 INSTRUCTION: THE PERSON FILING THIS NOTICE SHOULD CONTACT THE ISSUER TO OBTAIN
                        THE I.R.S. IDENTIFICATION NUMBER
                           AND THE S.E.C. FILE NUMBER

- ------------------------------------------------------------------------------------------------------------------------------
       3(a)                            (b)                                                    (c)                  (d)
   Title of the          Name and Address of Each Broker           S.E.C. USE ONLY     Number of Shares         Aggregate
     Class of         Through Whom the Securities Are to be        ---------------      or Other Units           Market
    Securities         Offered or Each Market Maker Who is          Broker-Dealer         to be Sold              Value
    to be Sold               Acquiring the Securities                File Number       (See Instr. 3(c))    (See Instr. 3(d))
- ------------------------------------------------------------------------------------------------------------------------------
Common Stock    Redstone Securiites 101 Fairchild Plainview NY 11803                         8,333             $91,663.00

- ------------------------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------
            (e)                    (f)                    (g)
   Number of Shares            Approximate            Name of Each
    or Other Units             Date of Sale            Securities
      Outstanding           (See Instr. 3(f))           Exchange
  (See Instr. 3(e))         (Mo., Day, Yr.)       (See Instr. 3(g))
- ----------------------------------------------------------------------------
6.1 Million                     10/01/99                 OTC

- ---------------------------------------------------------------------------

- ---------------------------------------------------------------------------

- ---------------------------------------------------------------------------

INSTRUCTIONS:
   1.  (a) Name of issuer
       (b) Issuer's I.R.S. Identification Number
       (c) Issuer's S.E.C. file number, if any
       (d) Issuer's address, including zip code
       (e) Issuer's telephone number, including area code
   2. (a) Name of person for whose account the securities are to be sold
       (b) Such person's Social Security or I.R.S.
           Identification number
       (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)
       (d) Such person's address, including zip code 3. (a) Title of the class of securities to be sold
       (b) Name and address of each broker through whom the securities are intended to be sold
       (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
       (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
       (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
       (f) Approximate date on which the securities are to be sold
       (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I--SECURITIES TO BE SOLD
    FURNISH THE FOLLOWING INFORMATION WITH RESPECT TO THE ACQUISITION OF THE
                         SECURITIES TO BE SOLD AND WITH
    RESPECT TO THE PAYMENT OF ALL OR ANY PART OF THE PURCHASE PRICE OR OTHER CONSIDERATION THEREFOR:

- ---------------------------------------------------------------------------------------------------------------------------- -
     Title of    Date You    Nature of Acquisition      Name of Person From       Amount of         Date of      Nature of Payment
    the Class    Acquired       Transaction              Whom Acquired            Securities        Payment
                                                        (If gift, also give       Acquired
                                                        date donor acquired)
- ------------------------------------------------------------------------------------------------------------------------------ -
Common              7/13/98   Purchase of              Bioshield Technologies      8,333           7/13/98               check
                              Private Placement

- -------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:
 1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the tables or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
 2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

- ------------------------------------------------------------------------------------------------------------------------ --

             TABLE II--SECURITIES SOLD DURING THE PAST THREE MONTHS FURNISH THE FOLLOWING INFORMATION AS TO ALL SECURITIES OF THE ISSUER
                          SOLD DURING THE PAST THREE
     MONTHS BY THE PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD:

- --------------------------------------------------------------------------------------------------------------------- ---
   Name and Address of Seller             Title of Securities Sold         Date of Sale         Amount of        Gross Proceeds
                                                                                               Securities
                                                                                                  Sold
- ---------------------------------------------------------------------------------------------------------------------- ------




- -------------------------------------------------------------------------------------------------------------------- -----

REMARKS:

INSTRUCTIONS:
 See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.



                                   09/09/99
                    ----------------------------------------
                                (Date of Notice)
ATTENTION:
 The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

                       /s/   Dhansukh Bhagat
                    ----------------------------------------
                                  (Signature)

 The notice shall be signed by the person for whose account the securities are to be sold. At least one copy
  of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

 ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)